RECEIVED

2008 MAY -7 P 1:15

OFFICE OF INTERNA...
CORPORATE FI...

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA
[redacted]

01 May 2008

08002372

SUPPL

Dear Ladies and Gentlemen

<u>RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission</u>

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th April 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 12 2008
THOMSON REUTERS

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

INVESTOR IN PEOPLE

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document		**Date Distributed**	**Required Distribution Date**	**Source of Requirement**
1.	Regulatory Announcement – Holding(s) in Company	14 April 2008	14 April 2008	LR9.6.7
2.	Regulatory Announcement – Blocklisting Interim Review	17 April 2008	17 April 2008	LR3.5.6
3.	Regulatory Announcement – Holding(s) in Company	25 April 2008	25 April 2008	LR9.6.7

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
4.	Form 288a Appointment of director or secretary	07 April 2008	15 April 2008	CA S.288

Regulatory Announcement

Go to market news section

RECEIVED

2008 MAY -7 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:18 14-Apr-08
Number	3138S

RNS Number:3138S
Paragon Group Of Companies PLC
14 April 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Limited
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
10 April 2008
....

6. Date on which issuer notified:
11 April 2008
....

7. Threshold(s) that is/are crossed or reached:
9%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB00B2NGPM57	26,950,222	26,950,222

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB00B2NGPM57	26,810,296	14,831,735	11,978,561	4.969%	4.013%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,810,296	8.982%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Standard Life Investments Limited
....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:54 17-Apr-08
Number	5399S

RNS Number:5399S
Paragon Group Of Companies PLC
17 April 2008

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:

From 17/10/2007 .... To 16/04/2008 ....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

79,500 ORDINARY SHARES OF £1 EACH
....

5. Number of shares issued / allotted under scheme during period:

0
....

6. Balance under scheme not yet issued / allotted at end of period

79,500 ORDINARY SHARES OF £1 EACH
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,753,000 ORDINARY SHARES OF 10P EACH ON 19/03/2002. THE COMPANY'S SHARES WERE

CONSOLIDATED ON A 1 FOR 10 BASIS ON 28/01/2008.
....

Please confirm total number of shares in issue at the end of the period in order for us to update our records

299,159,605 GROSS
298,490,705 NET OF SHARES HELD IN TREASURY
....

Contact for queries

Name JOHN GEMMELL
....

Address ST CATHERINE'S COURT,
HERBERT ROAD,
SOLIHULL,
WEST MIDLANDS
B91 3QE
....

Telephone 0121 712 2075
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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→ CH 07/04/08

DATACARE

RECEIVED MAY -7 OFFICE OF INTERNATIONAL CORPORATE FINANCE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 2336032

Company Name in full The Paragon Group of Companies PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 4	2 0 0 8	†Date of Birth	1 6	0 7	1 9 4 3

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Edward Arthur

Surname: Tilly

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Woodlands, Bishops Walk

Post town: Croydon Postcode: CR0 5BA

County / Region: Surrey Country: England

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 4th April 2008

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 7 April 2008

(**a director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Miss Emma Lapthorne, Paragon, St Catherine's Court, Herbert Road, SOLIHULL,
West Midlands, B91 3QE, England
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 2336032

† Directors only.

†Other directorships

BLAC Limited, resigned on 17/08/2003
Retail Decisions Limited, resigned on 18/12/2006

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

RECEIVED

2008 MAY -7 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:33 25-Apr-08
Number	1882T

RNS Number:1882T
Paragon Group Of Companies PLC
25 April 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

THE PARAGON GROUP OF COMPANIES PLC

....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

YES

....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

....

An event changing the breakdown of voting rights:

....

Other (please specify) :

....

3. Full name of person(s) subject to the notification obligation (iii):

LEGAL & GENERAL GROUP PLC (L&G)

....

4. Full name of shareholder(s) (if different from 3.) (iv):

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

23 APRIL 2008

....

6. Date on which issuer notified:

25 APRIL 2008

....

7. Threshold(s) that is/are crossed or reached:

FROM 5% - 4% (L&G)

....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY GBP 1 GB00B2NGPM57	14,967,003	14,967,003

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY GBP 1 GB00B2NGPM57	14,389,055	14,389,055		4.82	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,389,055	4.82

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)
(18,740,746 - 6.27% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED
(LGIMH) (DIRECT AND INDIRECT) (18,740,746 - 6.27% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM)
(18,740,746 - 6.27% = TOTAL POSITION)

LEGAL & GENERAL GROUP PLC (DIRECT) (L&G)
(14,389,055 - 4.82% = LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT) (LGIMHD)
(11,190,889 - 3.74% = PMC)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)
(11,190,889 - 3.74% = PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (DIRECT) (LGIH)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED
(LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT) (LGPL)

....

Proxy Voting:

10. Name of the proxy holder:

N/A

....

11. Number of voting rights proxy holder will cease to hold:

N/A

....

12. Date on which proxy holder will cease to hold voting rights:

N/A

....

13. Additional information:

NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 298,490,705.

....

14. Contact name:

JOHN G. GEMMELL

....

15. Contact telephone number:

0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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END